UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2022

COMMISSION FILE NUMBER 001-41045

Mynaric AG

(Registrant’s name)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

This Report on Form 6-K is being furnished by Mynaric AG (the “Company”) to the Securities and Exchange Commission for the sole purpose of furnishing, as Exhibit 99.1 to this Form 6-K,the translation of the voting results of its annual shareholders meeting held on July 14, 2022.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit

99.1	On July 14, 2022, Mynaric AG held its annual shareholders meeting. An English translation of the voting results is furnished as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

By	/s/ Sven Meyer-Brunswick
	Name:	Sven Meyer-Brunswick
	Title:	Authorized Representative

Date: July 14, 2022